Exhibit 4.12

CONFORMED COPY

AMENDED AND RESTATED
SUBORDINATED SHAREHOLDER LOAN AGREEMENT

This agreement amends and restates, and replaces in its entirety, the Senior Subordinated Loan Agreement between Concordia Bus AB (“Bus”) as the lender and Concordia Bus Nordic AB (“Nordic”) as the borrower signed by the borrower on 28 February 2002, and replaced by agreement signed 22 December 2003 (the “Initial Restatement Date”) and amended and restated on 22 January 2004. Unless otherwise specified, defined terms used in this agreement shall have the meanings assigned to them in the Mezzanine Facility Agreement entered into on or about July 18, 2005 between, inter alia, Bus, Concordia Bus Nordic Holding AB and certain lenders named in that agreement (the “Mezzanine Facility Agreement”).

1.                                               Bus has on 27 February 2002 granted a Senior Subordinated Loan to Nordic of SEK 501,299,922, of which SEK 166,927,467 is outstanding at the date hereof (as the same may be increased in accordance with this agreement or decreased as a result of repayments under Clause 4) (the “Loan”). On the date hereof the amount of accrued and unpaid interest on the Loan is SEK 6,338,670. Prior to this agreement becoming effective, Bus has transferred to Concordia Bus Nordic Holding AB (“Holding”) all of its rights under this Agreement. This Agreement restates and replaces the terms and conditions of the Loan whereby Nordic is the borrower and Concordia Bus Nordic Holding AB is the lender (the “Lender”).

2.                                               For so long as the Tranche C Facility is outstanding:

2.1                                          the Loan shall bear interest at an annual rate of 11% per annum (calculated on a 360-day basis) on the principal amount of the Loan;

2.2                                          interest shall be paid semi-annually in arrears, two business days before each Interest Payment Date, and upon the date the Loan is to be repaid in full (the “Interest Date”);

2.3                                          the Loan shall be repaid in full on 15 October 2010 and prior to such date the Lender shall not demand the repayment of any principal amount of the Loan and Nordic shall not be entitled to prepay any amount of the Loan outstanding; and

2.4                                          without prejudice to Clause 2.2, any interest that is not paid when due shall be added to the principal amount of the Loan and shall bear interest in accordance with the terms of the Mezzanine Facility Agreement.

3.                                               For so long as the Tranche A Facility is outstanding:

3.1                                          the Loan shall bear interest at an annual rate of 11% per annum on the principal amount of the Loan;

3.2                                          interest shall be paid semi-annually in arrears on each Interest Date;

3.3                                          on each Interest Date, Nordic shall repay an amount of the Loan outstanding which when taken together with the interest payment calculated pursuant to sub-Clause 3.1 above, is equal to the Cash Interest payable on the Tranche A Facility on the corresponding Interest Payment Date (as defined in the Mezzanine Facility Agreement); and

3.4                                          without prejudice to Clause 3.2, any interest that is not paid when due shall be added to the principal amount of the Loan and shall bear interest in accordance with the terms of the Mezzanine Facility Agreement.

4.                                               Subject to sub-Clause 3.3 above, the Loan shall be repaid in full on the date which is two Business Days prior to the earlier of 1 February 2010 and the date on which the Tranche A Advance is required to be repaid. Save as provided in Clause 3.3 and Clause 4, Nordic may not repay the Loan without the consent of Bus.

5.                                               Pursuant to an indenture made among Nordic and various parties thereto as guarantors (the “Guarantors”) and Deutsche Bank Trust Company Americas as trustee (the “Trustee”), dated 22 January 2004 (as the same may be amended and supplemented from time to time, the “Indenture”) Nordic has issued senior secured notes in the initial aggregate principal amount of € 130,000,000 and may issue further notes thereunder (such initially issued notes and such further notes being referred to herein as the “Notes”).

6.                                               The Loan and all of the Lender’s rights pursuant to this agreement shall be fully subordinated to the Notes and the obligations of Nordic under the Indenture on the terms, and shall otherwise be subject to the terms and conditions, set forth in Annex A attached hereto and hereby made a part of this agreement. References herein to this agreement shall include references to this agreement including Annex A hereto.

7.                                               All terms of this agreement shall be binding upon, and inure to the benefit of and be enforceable by, the respective successors and permitted assigns of the parties hereto, and any transferee or assignee of the rights under the Loan shall take such rights subject to this agreement, including the terms and conditions of Annex A hereto.

8.                                               This agreement shall be governed by and construed in accordance with Swedish law.

9.                                               All amendments to this agreement and any waiver with regard to this Agreement shall be made only in writing, and only by an agreement signed by all the parties hereto. Neither Holding nor Bus may assign or transfer its rights or obligations hereunder without the prior written consent of Bus.

10.                                        If, at any time, one or more provisions of this agreement is or becomes invalid, illegal or unenforceable in any respect under the laws of any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent necessary without affecting or impairing the validity, legality and enforceability of the other provisions hereof or of such provision in any other jurisdiction. The parties agree that such illegal, invalid or unenforceable provision shall be deemed replaced by another provision which comes as close as possible to the purpose of this agreement.

This agreement has been established in three copies, of which each of the parties have received a copy.

Concordia Bus Nordic AB	Concordia Bus Nordic Holding AB

By: Ragnar Norbäck	By: Frode Larsen
Place and date: Stockholm July 18, 2005	Place and date: Stockholm July 18, 2005

Concordia Bus AB

By: Frode Larsen

Place and date: Stockholm July 18, 2005

Accepted and agreed:

Deutsche Bank Trust Company Americas, as trustee

By: Leigh Cobb

Place and date: